EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

December 2, 2009

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re.	China Organic Agriculture, Inc.
Item 4.02 Form 8-K filed November 23, 2009
File No. 000-52430
Dear Mr. Thompson:

On behalf of China Organic Agriculture, Inc., a Florida corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated November 24, 2009 on the Company’s Form 8-K filed on November 23, 2009.

Our responses below have been numbered to correspond to the Staff’s comments.  A letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

1.
With respect to your disclosure of the accounting errors in your financial statements previously reported for the three month and nine month periods ended September 30, 2008, please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon or explain to us in detail why you are not required to do so. Refer to the requirements of Item 4.02(a)(1) of Form 8-K. In addition, please tell us if the previously issued financial statements gave effect to the sale of ErMaPao.  If not, please provide a description of the error related to your accounting for the sale. Refer to Item 4.02(b)(1) of Form 8-K.

Response: The date on which the board of directors concluded that the previously issued financial statements should no longer be relied upon is disclosed in the Amended Form 8-K.

The previously consolidated statements of income and cash flows included in the amendment to the Company’s Form 10-Q for the quarter ended September 30, 2008 filed on April 29, 2009 were revised as a result of the disposition of ErMaPao during the third quarter of 2008 to reflect as a separate line item the operations of ErMaPao as a discontinued operation.  The amendment was prepared to address certain other issues relating to the financial statements included in the Form 10-Q for that quarter. Although a separate Item 4.02 Form 8-K was not filed at that time, the Company’s accounting staff concluded that reference to the correction should be included in the Item 4.02 Form 8-K relating to the financial statements included in its Form 10-K for the year ended December 31, 2008 and its Form 10-Q for the quarter ended March 31, 2009.

The consolidated financial statements included in the Company’s Form 10-Q for the quarter ended September 30, 2008, as originally filed, reflected the results of ErMa-Pao as part of ongoing operations despite the fact that, as indicated in the Report, ErMa-Pao had been sold as of September 30, 3008.  The financial statements included in an amended  Form 10-Q for the quarter ended September 30, 2008, filed on April 29, 2009, to address other issues relating to the financial statements for that quarter, gave effect to the sale of ErMa-Pao    A description of the error relating to the original treatment of the sale of ErMa-Pao was not included in an Item 4.02 Form 8-K because the Company believed this error did not render the originally filed financial statements misleading.  Nevertheless, when it filed the April 29, 2009, amendment, the Company determined that it was appropriate to conform to the treatment of the results for ErMa-Pao suggested by the staff in its earlier comment letter.

2.
With respect to your disclosure of the purchase accounting error in your financial statements previously reported for the year ended December 31, 2008, please explain to us in detail: (i) the terms of the purchase agreement regarding the assumption of the debt subsequently forgiven; (ii) how you accounted for the debt at the acquisition date; (iii) why your accounting did not comply with SFAS 141; and (iv) the facts and circumstances supporting your conclusion that the debt forgiveness should be considered as part of the purchase price; and (v) the basis in GAAP, citing authoritative literature, that supports your revised accounting treatment.  Please also consider revising your disclosure to clarify the nature of the error. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response:  The purchase agreement with respect to Dalian Huiming Industry Ltd. presumed that all debt would remain outstanding and thus, at the time of the acquisition of Dalian Huiming , the debt remained upon the books of the acquired entity. Two months later, following further investigation of events incident to the acquisition by the Company’s financial staff, the staff was advised that the debt had been forgiven and accordingly treated it as income. It subsequently has come to the attention of the Company’s financial staff  that in a supplemental letter entered into at the time of the purchase agreement, it was agreed that the debt was to be forgiven at the time of closing. Accordingly, the Company has concluded that the amount previously reported as gain from the forgiveness of the debt should be treated effectively as a reduction of the purchase price. A copy of the supplemental letter written in Chinese and an English translation of that supplemental letter is being submitted with this letter.  Under SFAS 141, paragraph F1, an acquiring party has a one-year period to determine the proper accounting treatment of items of the acquired entity on its financial statements.

3.
With respect to your disclosure of the errors in your financial statements previously reported for the years ended December 31, 2008 and the three months ended March 31, 2009, please disclose the date on which the board of directors concluded that the previously issued financial statements should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K. Please also revise your disclosure of the in the second paragraph under the March 31, 2009 subheading to refer to the unaudited consolidated financial statements as of and for the quarterly period ended March 31, 2009 rather than January 31, 2009.

Response: The date upon which the board of directors concluded that the previously issued financial statements should no longer be relied upon has been disclosed in response to this comment. The date of the unaudited consolidated financial statements referred to in the second paragraph under the March 31, 2009 subheading has been revised to refer to the quarterly period ended March 31, 2009 in response to this comment.

Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc:     Adam Phippen

Addendum of Share transfer agreement

A: Xiao Hong Cheng (HK Princeton)
B: China Organic Agriculture Limited
C: Mr. Huang Peng , Mr. Huang xingbo, Ruirong group

A and b signed share transfer agreement on June 17, 2008. B paid A 76,400,000 RMB to acquire HK Princeton that is owned by A, thus acquired 60% of Dalian Huiming. Due to  the fact that Dalian Huiming owed C RMB 20,584,539, and C owns 100% of A, now the three parties formed the addendum as following:

1)	A transfer 100% of HK Princeton’s share to B for RMB 76,400,000.
2)	C will waive RMB 20,584,539 debt to Dalian Huiming upon receiving the above amount.
3)	The addendum has the same legal effect as the “share transfer agreement” signed on June 17, 2008, between A and B

股权转让协议（补充条款）

甲方：陈小鸿先生
乙方：China Organic Agriculture Limited
丙方：黄鹏先生、黄辛博先生、大连瑞隆伟业集团有限公司

甲方与乙方于 2008 年 6 月 17 日签订股权转让协议，乙方支付甲方 76,400,000 万元人民币收购甲方所持有的香港柏盛国际投资有限公司 100%股权，从而乙方实现其对甲方拥有的大连荟明实业发展有限公司 60%股权的收购。鉴于丙方在上述股权签订日在大连荟明实业发展有限公司账面结余 20,584,539 元人民币应收债权，且甲方为丙方实际投资设立之背景。三方经友好协商，就上述股权转让协议达成如下补充条款：

1. 甲方将其占有香港柏盛国际投资有限公司 100%的股权，以现金 76,400,000 元人民币转让给乙方；
2. 丙方在获取该上述款项后豁免其对大连荟明实业发展有限公司的合计 20,584,539 元人民币债权；
3. 该补充条款与 2008 年 6 月 17 日甲方与乙方签订的《股权转让协议》具有同等法律效力。

甲方（签名盖章）：

乙方（签名盖章）：

CHINA ORGANIC AGRICULTURE LTD.
中國有機農業有限公司
Authorized Signature(s)

丙方（签名盖章）：

地点：香港

日期：2008 年 7 月 1 日